Exhibit 99.1

NetEase, Inc.

Room 802, 8/F, China Life Centre

Tower A, One HarbourGate

No. 18 Hung Luen Road

Kowloon, Hong Kong

People’s Republic of China

NOTICE OF THE 2026 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JUNE 23, 2026

Important Notice Regarding the Availability of Proxy Materials for
the 2026 Annual General Meeting of Shareholders to be Held on
June 23, 2026

This Notice is to inform you that the 2026 Annual General Meeting of Shareholders of NetEase, Inc. (the “Company” or “we”) is being held on June 23, 2026 and the proxy materials for such meeting are available on the internet. Follow the instructions below to view the proxy materials and vote or, in the case of holders of American depositary shares (“ADSs”), submit your voting instructions to The Bank of New York Mellon, as depositary. The items to be voted on and location of the 2026 Annual General Meeting of Shareholders are also set out below.

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to The Bank of New York Mellon, as depositary.

The proxy statement is available on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk). Our 2025 annual report is available on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov), and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting of Shareholders will be held on June 23, 2026 at 10:00 a.m., Beijing time, at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, for the following purposes:

1.	As an ordinary resolution, to re-elect the following six directors of the Company (the “Directors”) to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such Directors are otherwise vacated in accordance with the Company’s memorandum and articles of association (as amended from time to time): Mr. William Lei Ding, Ms. Alice Cheng, Ms. Grace Tang, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan.

2.	As an ordinary resolution, to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of the Company for U.S. financial reporting and Hong Kong financial reporting purposes, respectively, for the fiscal year ending December 31, 2026 and until the conclusion of the next annual general meeting of the Company, and to authorize the Company’s board of directors to fix their remuneration.

3.	As an ordinary resolution, to grant a general mandate to the Directors to allot, issue or deal with additional ordinary shares in the share capital of the Company (the “Shares”) and/or American depositary shares (the “ADSs”) representing Shares not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HK Listing Rules”)) as at the date of the 2026 Annual General Meeting of Shareholders.

4.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the 2026 Annual General Meeting of Shareholders.

5.	(a)	As an ordinary resolution, to amend and restate the Company’s Amended and Restated 2019 Share Incentive Plan as the Second Amended and Restated 2019 Share Incentive Plan.

(b)	Conditional on the passing of the foregoing resolution 5(a), as an ordinary resolution, to approve and adopt the Consultant Sublimit as defined in the Second Amended and Restated 2019 Share Incentive Plan.

6.	As a special resolution, to amend the existing memorandum and articles of association of the Company by adopting the proposed Third Amended and Restated Memorandum and Articles of Association of the Company in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company mainly to (i) bring the memorandum and articles of association of the Company in line with the HK Listing Rules in relation to, among other things, allowing hybrid general meetings and electronic voting; and (ii) incorporate certain consequential and housekeeping amendments.

The foregoing items of business are more fully described in the proxy statement. The Company will also lay its audited consolidated financial statements as of and for the year ended December 31, 2025 before shareholders at the 2026 Annual General Meeting of Shareholders.

Holders of Ordinary Shares Entitled to Vote; the Ordinary Shares Record Date

Holders of record of our ordinary shares as of the close of business, Hong Kong time, on May 26, 2026 (the “Ordinary Share Record Date”) are entitled to vote at and attend the 2026 Annual General Meeting of Shareholders and any adjournment or postponement thereof.

Holders of record of ordinary shares registered on our branch register of members in Hong Kong (the “Hong Kong register”) as of the close of business, Hong Kong time, on May 26, 2026 may either (1) attend the 2026 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on June 21, 2026.

Holders of record of ordinary shares registered on our principal register of members in the Cayman Islands (the “Cayman register”) as of the close of business, Hong Kong time, on May 26, 2026 may either (1) attend the 2026 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on June 21, 2026.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution must return a voting instruction form to their brokerage firm, bank or other financial institution to have their shares voted on their behalf. Please contact your brokerage firm, bank or other financial institution for information on how to do so.

Holders of ADSs Entitled to Vote; ADS Record Date

Holders of record of ADSs as of the close of business, New York time, on May 26, 2026 (the “ADS Record Date”) are entitled to execute and submit voting instructions to The Bank of New York Mellon, as depositary. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels their ADSs in exchange for ordinary shares on May 26, 2026, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those ordinary shares as of the record date applicable to holders of ordinary shares for the purpose of determining the eligibility to vote at and attend the 2026 Annual General Meeting of Shareholders.

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card and a notice of meeting providing to ADS holders information with regard to the 2026 Annual General Meeting of Shareholders and a statement and instructions as to voting by ADS holders on or about May 27, 2026. If you wish to have The Bank of New York Mellon, through its nominee or nominees, vote the ordinary shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the 2026 Annual General Meeting of Shareholders.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the 2026 Annual General Meeting of Shareholders the amount of ordinary shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions or as described in the paragraph below. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2026 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote, at such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions, (2) the enclosed ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 12:00 p.m., New York Time, on June 12 , 2026, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2026 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Information for Attending the 2026 Annual General Meeting of Shareholders in Person

Holders of record of ordinary shares registered on our Hong Kong register or Cayman register on the Ordinary Share Record Date may attend the 2026 Annual General Meeting of Shareholders with valid proof of identification. Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution who wish to attend the 2026 Annual General Meeting of Shareholders and/or vote in person should contact their brokerage firm, bank or other financial institution to arrange for such attendance and bring valid proof of identification to the 2026 Annual General Meeting of Shareholders.

Holders of record of ADSs on the ADS Record Date may attend the 2026 Annual General Meeting of Shareholders with valid proof of identification and ADS ownership as of the ADS Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date to bring along with valid proof of identification to the 2026 Annual General Meeting of Shareholders.

We encourage shareholders planning to attend the 2026 Annual General Meeting of Shareholders in person to preregister by sending an email to ir@service.netease.com.

We intend to hold the 2026 Annual General Meeting of Shareholders in person at the time and location specified above. In the event that it is not possible or advisable to hold the 2026 Annual General Meeting of Shareholders at the time or the location specified above, we will announce on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) alternative arrangements for the meeting as promptly as practicable. Please monitor our website, and the websites of the U.S. Securities and Exchange Commission and Hong Kong Exchanges and Clearing Limited for updated information. If you are planning to attend the 2026 Annual General Meeting of Shareholders, please check the websites one week prior to the meeting date. As always, we encourage you to vote your shares by proxy (for holders of ordinary shares) or voting instruction (for holders of ADSs) prior to the 2026 Annual General Meeting of Shareholders.

By Order of the Board,
NetEase, Inc.

/s/ William Lei Ding

William Lei Ding
Director

Hong Kong, May 18, 2026

YOUR VOTE IS IMPORTANT